04029716

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

JUN 28 2004

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

MARATHON ELECTRIC 401(K) SAVINGS PLAN
100 EAST RANDOLPH STREET
WAUSAU, WISCONSIN 54401

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511

PROCESSED
JUL 01 2004
THOMSON
FINANCIAL

REQUIRED INFORMATION

Marathon Electric 401(K) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2002 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON ELECTRIC 401(K) SAVINGS PLAN

By: Marathon Electric 401(K) Savings Plan Administrative Committee and Plan Administrator

Kenneth F. Kaplan

Kenneth F. Kaplan

June 25, 2004

Fritz Hollenbach

Fritz Hollenbach

June 25, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-48795 of Regal-Beloit Corporation on Form S-8 of our report dated May 21, 2004, appearing in this Annual Report on Form 11-K of Marathon Electric 401(k) Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 23, 2004

MARATHON ELECTRIC
401(K) SAVINGS PLAN

Financial Statements - Modified Cash Basis for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

MARATHON ELECTRIC 401(K) SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Income Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, WI 53202-4496
USA

Tel: +1 414 271 3000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Marathon Electric 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits - modified cash basis of the Marathon Electric 401(k) Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits - modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) - modified cash basis as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole, on the basis of accounting described in Note 2.

Deloitte & Touche LLP

May 21, 2004

MARATHON ELECTRIC 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments, at fair value:		
Investment in Master Trust	$ 12,571,701	$ 10,150,710
Participant Loans	143,168	9,654
NET ASSETS AVAILABLE FOR BENEFITS	$ 12,714,869	$ 10,160,364

See notes to financial statements - modified cash basis.

MARATHON ELECTRIC 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CONTRIBUTIONS:		
Employer	$ 492,415	$ 499,385
Participants	1,089,177	1,052,889
Total contributions	1,581,592	1,552,274
INVESTMENT INCOME (LOSS):		
Master trust income (loss)	1,687,438	(1,822,851)
Interest	5,878	-
Total investment income (loss)	1,693,316	(1,822,851)
DEDUCTIONS:		
Benefits paid to participants	677,256	689,063
Administrative expenses and other	10,675	700
Transfers to other Company plans	32,472	65,829
Total deductions	720,403	755,592
NET INCREASE (DECREASE)	2,554,505	(1,026,169)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	10,160,364	11,186,533
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 12,714,869	$ 10,160,364

See notes to financial statements - modified cash basis.

MARATHON ELECTRIC 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - MODIFIED CASH BASIS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. DESCRIPTION OF PLAN AND FUNDING POLICY

The following description of the Marathon Electric 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General—The Plan is a defined contribution plan covering all hourly employees and truck drivers of the Marathon Electric Manufacturing Corporation, a wholly-owned subsidiary of Regal-Beloit Corporation, and its subsidiary, the Marathon Special Products Corporation and substantially all salaried employees at the Blytheville facility (referred to collectively as the "Company").

An employee becomes eligible to participate in the Plan on the first day of the month subsequent to the employee obtaining the age of 21 or completion of the qualifying period. The qualifying period for most employees is the six month period commencing after the date of employment, or any subsequent January 1 during which the employee completes at least 500 service hours. At the Wausau facility, hourly employees and truck drivers are eligible after completing a probationary period, as defined by the Plan.

Plan Administration—Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's trustee, custodian, and recordkeeper, Marshall & Ilsley Trust Company (the "Trustee"), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets.

Contributions—Participants represented by Local 1791 I.B.E.W. are allowed to contribute up to a maximum of $12,000 and $11,000 for 2003 and 2002, respectively, or at such higher amount permitted by IRS Code Section 402(a). Participants are allowed to contribute up to a maximum of 10% of pretax annual income for employees represented by local 446 and employees at the Lima facility. The Participants are allowed to contribute up to a maximum deferral percentage of 100% of pretax annual income, as defined, for employees of the West Plains, Lebanon, Brownsville, and Blytheville facilities. All employee contributions are subject to internal revenue code limitations. The Plan also allows "catch-up" contributions for all participants defined by the Plan as age 50 and older, subject to certain limitations under the Internal Revenue Code ("IRC").

The Company currently matches 50% of the portion of an employee's contribution up to 5% of pretax income for employees represented by Local 1791 I.B.E.W.; 4% for employees represented by Teamsters Local 446; and 3% for employees at the West Plains, Lebanon, Brownsville and Blytheville facilities. The Company matches 35% of an employee's contribution up to 4% of pretax income for employees represented by Local 1076 I.B.E.W.

There is no company match for Lima participants. Lima employees who are employed on January 1, and who complete their probationary period by that date, receive a Company contribution of $1,000 in 2002 and $1,100 in 2003 for one year's service and a prorated amount for less than one year of service.

The Company will also make an annual contribution equal to 2% of eligible pay for substantially all employees of the Blytheville facility.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and the Company's contributions, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting—Participants are 100% vested in their contributions and the earnings on those contributions. Company contributions and the earnings thereon vest after three years of eligible service as defined in the Plan document. There is no partial vesting.

Investment Options—Participants are able to direct all contributions. Prior to October 1, 2002, participants could change their investment elections in 10% increments, every thirty days. Effective October 1, 2002, participants are able to change their investment options in 10% increments, 12 times per quarter.

The following investment options are available to participants: Pimco Total Return Fund, Dodge & Cox Balanced Fund, Vanguard Index 500 Fund, AIM Basic Value Fund Class A, ABN AMRO/Chicago Capital Growth Fund Class N, Strong Opportunity Fund, Baron Asset Fund - Growth & Income Fund, M&I Stable Principal Fund, Fidelity Advisor Growth Fund, Templeton Foreign Fund, NGTI Monthly Aggregate Bond Income Fund and Regal-Beloit Corporation Master Trust.

Participant Loans—Effective December 1, 2002, the Plan was amended to include a loan provision. Loan terms range from one year to five years, or ten years for the purchase of a primary residence. Loans are limited to 50% of the participant's vested account balance up to $50,000, less a participant's highest outstanding loan balance under the Plan in the preceding 12 months. Loans bear interest at the prime rate for one to five year loans or the 15 year mortgage rate for the ten year loans. Interest rates on existing loans outstanding at December 31, 2003 ranged from 4.0% to 10.5% and from 4.25% to 6.25% at December 31, 2002. Principal and interest are primarily paid through payroll deductions.

Benefit Payments—Benefits paid to participants represent the vested amount paid to participants or beneficiaries related to retirement, death, disability, termination or financial hardship. Benefit payments are made in lump-sum distributions upon the request of the participant or beneficiary.

Forfeitures—Plan forfeitures arise as a result of participants who terminate service with the Company before becoming vested in the Company's contribution and are used to offset future Company contributions. Forfeitures of $5,269 and $2,607 during 2003 and 2002, respectively, were used to reduce company contributions. The amount of forfeitures available for future use at December 31, 2003 and 2002, were $10,243 and $4,018, respectively.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under this basis, contributions are recognized at the time such amounts are received rather than when earned. Consequently, contributions receivable due from the Company at December 31, 2003 are not included in the financial statements.

Benefit Payments—Benefit payments to participants are recorded when paid.

Administrative Expenses—Substantially all administrative expenses are paid by the Company.

Plan investments, except the M&I Stable Principal Fund, are reported at fair value as determined through reference to published market values. The M&I Stable Principal Fund is a common collective trust that invests in fully benefits responsive investment contracts. The investment is valued at contract value which approximates fair value. Participant loans are stated at cost which approximates fair value. Investment purchases and sales are recorded on the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Marshall Money Market Fund is controlled by Marshall & Ilsley Corporation, the parent company of the Trustee. The M&I Stable Principal Fund is a collective investment fund operated by the Trustee.

Investment Risk—The Plan invests in various securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

Use of Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Transfers—Along with the Plan, the Company also sponsors several other 401(k) plans. If an employee's status changes during the year, their account balance is transferred into the corresponding plan.

Reclassifications—Certain 2002 amounts have been reclassified to conform with the 2003 financial statement presentation.

3. INVESTMENT IN MARATHON ELECTRIC MASTER PENSION TRUST

The Plan's investments, except the investment in participant loans are commingled with the assets of several other Company plans in the Marathon Electric Master Pension Trust (the "Master Trust"). Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions of the Master Trust are allocated by the Trustee to the participating plans based on each plan's proportionate share of trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The fair value of the assets held in the Master Trust as of December 31, are as follows:

	2003	2002
Cash	$ 1,437	$ 188,534
Accrued interest and dividends	89,885	89,872
Marshall Money Market Fund*	895,779	826,814
M&I Stable Principal Fund*	16,610,483	16,215,187
Pimco Total Return Fund	828,785	811,071
AIM Basic Value Fund Class A	3,649,779	2,246,184
Baron Asset Fund - Growth & Income Fund	829,088	256,318
ABN AMRO/Chicago Capital Growth Fund Class N	9,607,720	7,927,457
Dodge & Cox Balanced Fund	6,975,025	4,988,503
Strong Opportunity Fund	428,958	110,012
Vanguard 500 Index Fund	5,923,826	4,284,867
Templeton Foreign Fund	2,206,485	1,495,674
Regal-Beloit Corporation Master Trust*	1,213,974	993,335
Common Stocks	35,618,714	22,581,021
NTGI Monthly Aggregate Bond Income Fund	13,070,313	15,048,800
Total assets of the Master Trust	$97,950,251	$78,063,649

*Represents party-in-interest

Allocations of assets of the Master Trust to participating plans as of December 31, are as follows:

	2003		2002	
	Amount	%	Amount	%
Marathon Electric Salaried Employees' 401(k) Savings Plan	$35,762,194	36.5 %	$29,244,495	37.5 %
Marathon Electric Salaried Employees' Pension Plan	32,375,453	33.1	27,237,028	34.9
Marathon Electric Wausau Hourly Pension Plan	13,188,937	13.5	11,431,416	14.6
Marathon Electric 401(k) Savings Plan	12,571,701	12.8	10,150,710	13.0
Marathon Electric Hourly Pension Plan	3,226,131	3.3	-	0.0
Marathon Special Products Hourly Pension Plan	825,835	0.8	-	0.0
Total assets of the Master Trust	$97,950,251	100.0 %	$78,063,649	100.0 %

Master Trust loss and its allocation to the participating plans for the years ended December 31, are as follows:

	2003	2002
Interest and dividend income	$ 1,636,397	$ 2,096,707
Net appreciation (depreciation) in the fair value of investments	14,253,742	(15,145,434)
Regal-Beloit Corporation Master Trust income (loss)	147,844	(7,391)
Total Master Trust income (loss)	$ 16,037,983	$ (13,056,118)

Allocations of the Master Trust income (loss) to participating plans for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Marathon Electric Salaried Employees' Pension Plan	$ 6,058,727	$ (3,896,814)
Marathon Electric Salaried Employees' 401(k) Savings Plan	4,980,305	(5,681,157)
Marathon Electric Wausau Hourly Pension Plan	2,492,600	(1,655,296)
Marathon Electric 401(k) Savings Plan	1,687,438	(1,822,851)
Marathon Special Products Hourly Pension Plan	164,053	-
Marathon Electric Hourly Pension Plan	654,860	-
Total Master Trust income (loss)	$ 16,037,983	$ (13,056,118)

Included in the Master Trust are investments in the Regal Beloit Corporation Master Trust (see Note 4).

4. PLAN PARTICIPATION IN THE REGAL-BELOIT CORPORATION MASTER TRUST

The Plan enables participants to purchase Regal-Beloit Corporation common stock through an "Employee Stock Fund." The Plan's investment in Regal-Beloit Corporation common stock is commingled with four other Company plans in the Regal-Beloit Corporation Master Trust ("RBC Master Trust"). Investments of the RBC Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to participating plans based on each plan's share of RBC Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of RBC Master Trust assets.

The fair value of the assets held in the RBC Master Trust as of December 31, 2003 and 2002 is as follows:

	2003	2002
Regal-Beloit Corporation Common Stock*	$ 12,306,888	$ 11,484,443
Marshall Money Market Fund*	123,023	214,748
Accrued income	88,992	-
Total assets of the RBC Master Trust	$ 12,518,903	$ 11,699,191

*Party-in-interest

At December 31, 2003 and 2002, the RBC Master Trust held 559,404 and 554,804 shares of Regal-Beloit Corporation Common Stock, respectively.

Allocations of assets of the RBC Master Trust to participating plans as of December 31, 2003 and 2002 are as follows:

	2003		2002	
	Amount	%	Amount	%
Regal-Beloit Corporation Personal Savings Plan	$ 10,632,911	84.93 %	$ 5,469,309	46.75 %
Regal-Beloit Corporation Profit Sharing Plan	-	0.00	4,573,491	39.09
Marathon Electric Salaried Employees' 401(k) Savings Plan	937,251	7.49	798,430	6.82
Regal-Beloit Corporation Savings and Protection Plan	624,402	4.99	663,052	5.67
Marathon Electric 401(k) Savings Plan	276,723	2.21	194,905	1.66
Leeson Electric 401(k) Plan	47,616	0.38	4	0.01
Total assets of the RBC Master Trust	$ 12,518,903	100.00 %	$ 11,699,191	100.00 %

RBC Master Trust income (loss) for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Investment income (loss):		
Interest and dividend income	$ 330,491	$ 210,443
Net appreciation (depreciation) in fair value of Regal-Beloit Corporation Common Stock	958,218	(468,464)
Total RBC Master Trust income (loss)	$ 1,288,709	$ (258,021)

A pro rata portion of this income (loss) has been allocated to the Marathon Electric Master Pension Trust.

5. GUARANTEED INVESTMENT CONTRACTS

The Master Trust invests in the M&I Stable Principal Fund. The M&I Stable Principal Fund primarily invests in guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 1993, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

7. RELATED PARTY TRANSACTIONS

Master Trust assets are invested in mutual funds and a common collective fund managed by the Trustee. The investment in the Regal-Beloit Company Stock Fund is an investment in the Plan Sponsor. These are not considered prohibited transactions by statutory exemption under ERISA regulations. Fees paid by the Plan for investment management services are included as a reduction of Plan assets.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO DEPARTMENT OF

LABOR'S RULES AND REGULATIONS

MARATHON ELECTRIC 401(K) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - MODIFIED CASH BASIS AS OF DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Fair Value
Marathon Electric Master Pension Trust*	Marathon Electric Master Pension Trust	$ 12,571,701
Loans to participants*	Loans (interest rates ranging from 4.0% - 10.5%)	143,168
Total assets (held at end of year)		$ 12,714,869

*Represents a party-in-interest.